U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )

                         5G WIRELESS COMMUNICATIONS, INC.

                                    COMMON STOCK

                                    33828U-10-4
                                   (CUSIP NUMBER)

                                  2921 North Teneya Way
                                  Las Vegas, NV  89128

                                   February 6th 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Jerry Dix, Social Security No.:
###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions): 00
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States of America
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  13,848,683
_____________________________________________________________________

8.  Shared Voting Power:  106,666
_____________________________________________________________________

9.  Sole Dispositive Power:  13,848,683
_____________________________________________________________________

10. Shared Dispositive Power:  106,666
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
13,955,349
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

5G Wireless Communications, Inc.
Common Stock, $.001 par value
2921 North Tenaya Way, Suite 234,
Las Vegas, NV  89128

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Jerry Dix
(b)  Address:  4686 NW 113 Place, Miami, FL  33178
(c)  Consultant
(d)  No
(e)  No
(f)  USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Jerry Dix agreed to perform certain consulting services for the Issuer in exchange for 13,848,683 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services including but not limited to, providing information, evaluation and consulting services to the Issuer in his area of knowledge and expertise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Jerry Dix acquired 2,769,736 of common shares of the Issuer on February 6, 2002. Jerry Dix acquired 11,078,946 of common shares of the Issuer on February 20, 2002. After Jerry Dix's acquisition of the aforementioned shares of the Issuer, such amount represented ____% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                  /s/Jerry Dix